UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[   ] PRE-EFFECTIVE AMENDMENT NO. ___
[  X ] POST-EFFECTIVE AMENDMENT NO. 1

(Check appropriate box or boxes)

Calvert Variable Series, Inc.
(Exact Name of Registrant as Specified in Charter)

Address of Principal Executive Offices
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

Registrant's Telephone Number
800-368-2745

Name and Address of Agent for Service:
William M. Tartikoff, Esq.
Calvert Group, Ltd.
4550 Montgomery Ave. Suite 1000N
Bethesda, MD 20814

No filing fee is due for Registrant because of reliance on Section 24(f) of the Investment Company Act of 1940.

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This Post-Effective Amendment No. 1 to the N-14 Registration Statement (File No. 333-144413) is being filed solely to file, as Exhibit 16 to the Registration Statement, a power of attorney executed by certain officers of the Registrant and each of the current members of the Registrant's Board of Directors.

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POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 21, 2007	/s/ Barbara J. Krumsiek
Date	Signature

/s/ Rebecca Froman	Barbara J. Krumsiek
Witness	Name of Director

Rebecca Froman
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Treasurer of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

September 4, 2007	/s/ Ronald M. Wolfsheimer
Date	Signature

/s/ Susan Walker Bender	Ronald M. Wolfsheimer
Witness
Susan Walker Bender
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 21, 2007	/s/ Arthur James Pugh
Date	Signature

/s/ Sharon H. Pugh	Arthur James Pugh
Witness	Name of Director

Sharon H. Pugh
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 21, 2007	/s/ Frank H. Blatz, Jr.
Date	Signature

/s/ Christine Baylor	Frank H. Blatz, Jr.
Witness	Name of Director

Christine Baylor
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 22, 2007	/s/ Alice Gresham
Date	Signature

/s/ Michael deHaven Newsom	Alice Gresham
Witness	Name of Director

Michael deHaven Newsom
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 23, 2007	/s/ M. Charito Kruvant
Date	Signature

/s/ Francia Torres	M. Charito Kruvant
Witness	Name of Director

Francia Torres
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 27, 2007	/s/ Cynthia H. Milligan
Date	Signature

/s/ Patricia L. Schomaker	Cynthia H. Milligan
Witness	Name of Director

Patricia L. Schomaker
Witness Name (Printed)

POWER OF ATTORNEY

I, the undersigned Director of Calvert Variable Series, Inc. (the "Fund"), hereby constitute William M. Tartikoff, Lancelot A. King, and Ivy Wafford Duke my true and lawful attorneys, with full power to each of them, to sign for me and in my name in the appropriate capacities, the Registration Statement on Form N-14 for Calvert Variable Series, Inc. (File No. 333-144413) relating to the proposed merger of Calvert Social Small Cap Growth Portfolio into Calvert Social Mid Cap Growth Portfolio, each a series of the Fund, and any amendments to the Registration Statement filed by the Fund, and to do all such things in my name and behalf necessary for registering and maintaining registration or exemptions from registration of the Fund with any government agency in any jurisdiction, domestic or foreign in connection therewith.

The same persons are authorized generally to do all such things in my name and behalf to comply with the provisions of all federal, state and foreign laws, regulations, and policy pronouncements affecting the Fund in connection therewith, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Internal Revenue Code of 1986, and all state laws regulating the securities industry.

When any of the above-referenced attorneys signs my name to any document in connection therewith, the signing is automatically ratified and confirmed by me by virtue of this Power of Attorney.

WITNESS my hand on the date set forth below.

August 24, 2007	/s/ William W. Lester
Date	Signature

/s/ Mary H. Lochiano	William W. Lester
Witness	Name of Director

Mary H. Lochiano
Witness Name (Printed)

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PART C
OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

Registrant's By-Laws, Exhibit 2 of this Registration Statement, provides, in summary, that officers and trustees/directors shall be indemnified by Registrant against liabilities and expenses incurred by such persons in connection with actions, suits, or proceedings arising out of their offices or duties of employment, except that no indemnification can be made to such a person if he has been adjudged liable of willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties. In the absence of such an adjudication, the determination of eligibility for indemnification shall be made by independent counsel in a written opinion or by the vote of a majority of a quorum of trustees/directors who are neither "interested persons" of Registrant, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, nor parties to the proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant may purchase and maintain liability insurance on behalf of any officer, trustee, director, employee or agent against any liabilities arising from such status. In this regard, Registrant will maintain a Trustees/Directors & Officers (Partners) Liability Insurance Policy with Chubb Group of Insurance Companies, 15 Mountain View Road, Warren, New Jersey 07061, providing Registrant with $10 million in trustees/directors and officers liability coverage, plus $5 million in excess trustees/directors and officers liability coverage for the independent trustees/directors only. Registrant also maintains a $12 million Investment Company Blanket Bond issued by ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont, 05402. The Fund maintains joint coverage with the other Calvert Group Funds, and for the liability coverage, with the Advisor and its affiliated companies ("Calvert operating companies.") The premium and the coverage are allocated based on a method approved by the disinterested Fund trustees/directors.

ITEM 16. EXHIBITS.
(1)(a)

Restated Articles of Incorporation of Acacia Capital Corporation, incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 31, dated 4/25/96, accession number 0000708950-96-000005.

(1)(b)

Articles Supplementary of Acacia Capital Corporation, incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 31, dated 4/25/96, accession number 0000708950-96-000005.

(1)(c)

Articles Supplementary of Acacia Capital Corporation incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 32, dated 4/22/97, accession number 0000708950-97-000006.

(1)(d)

Articles of Amendment of Acacia Capital Corporation to change name to Calvert Variable Series, Inc., and to change the name of each series, incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 33, dated 2/12/98, accession number 0000708950-98-000002.

(2)

Amended By-laws of Calvert Variable Series, Inc., incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 37, dated 4/30/99, accession number 0000708950-99-000009.

(3)	Not Applicable.
(4)

Form of Agreement and Plan of Reorganization incorporated by reference to Calvert Variable Series, Inc. (File No. 333-144413) Pre-Effective Amendment No. 2, dated August 10, 2007, accession number 0000708950-07-000038.

(5)

Specimen Stock Certificate (inapplicable). See the following Articles and Sections in the Articles of Incorporation filed as Exhibit (1)(a): 7(d), and 8, and the following sections of the Bylaws filed as exhibit (2); article 1, article 5, article 8.

(6)(a)

Investment Advisory Agreement for Calvert Asset Management Company, Inc., (Calvert Portfolios) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.
Investment Advisory Agreement for Calvert Asset Management Company Inc. (Ameritas Portfolios) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(b)

Subadvisory Agreement with Atlanta Capital Management Company (Calvert Social Equity), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

(6)(c)

Subadvisory Agreement with SSgA Funds Management, Inc. (Calvert Social Balanced), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

(6)(d)

Subadvisory Agreement with Fred Alger Management, Inc. (Ameritas Income and Growth, and Ameritas Midcap Growth), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(e)

Subadvisory Agreement with SSgA Funds Management, Inc. (Ameritas Index 500) (superceded), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(f)

Subadvisory Agreement with Harris Associates L.P. (Ameritas Focused Midcap Value) (superceded), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(g)

Subadvisory Agreement with OFI Institutional Asset Management, Inc. (Ameritas Small Company) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(a)

Subadvisory Agreement with Thornburg Investment Management, Inc. (Ameritas Core Strategies), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(h)

Subadvisory Agreement with Eagle Asset Management (Ameritas Small Cap), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(i)

Subadvisory Agreement with New Amsterdam Partners LLC (Calvert Social Balanced) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 52, dated April 28, 2006, accession number 0000708950-06-000008.

(6)(j)

Subadvisory Agreement with Acadian Asset Management, Inc. (Calvert Social International Equity) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 52, dated April 28, 2006, accession number 0000708950-06-000008.

(6)(k)

Agreement with New Amsterdam Partners LLC (Calvert Social Mid Cap Growth) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 52, dated April 28, 2006, accession number 0000708950-06-000008.

(6)(l)

Subadvisory Agreement with Summit Investment Partners, Inc. (Ameritas Index 500), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(m)

Subadvisory Agreement with RiverSource Investments, LLC, (Ameritas Midcap Value), incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(6)(n)

Subadvisory Agreement with Bridgeway Capital Management, Inc. (Calvert Social Small Cap Growth) incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(7)

Underwriting (Distribution) Agreement, incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.
Underwriting (Distribution) Schedules I, II & III, incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 53, dated April 30, 2007, accession number 0000708950-07-000010.

(8)	Not Applicable.
(9)	Custodian Agreement, incorporated by reference to Calvert Variable Series, Inc. (File No. 002-80154) Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.
(10)	Not Applicable.
(11)	Opinion of Counsel incorporated by reference to Calvert Variable Series, Inc. (File No. 333-144413) Pre-Effective Amendment No. 2, dated August 10, 2007, accession number 0000708950-07-000038.
(12)

Opinion and Consent of Counsel on Tax Matters incorporated by reference to Calvert Variable Series, Inc. (File No. 333-144413) Pre-Effective Amendment No. 2, dated August 10, 2007, accession number 0000708950-07-000038.

(13)	Not Applicable.
(14)

Consent of Independent Registered Public Accounting Firm incorporated by reference to Calvert Variable Series, Inc. (File No. 333-144413) Pre-Effective Amendment No. 2, dated August 10, 2007, accession number 0000708950-07-000038.

(15)	Not Applicable.
(16)	Power of Attorney Forms, filed herewith.
(17)	Not Applicable.

ITEM 17. UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

Notice is hereby given that this instrument is executed on behalf of the Registrant by an Officer of the Registrant as an Officer and not individually and the obligations of the Registrant arising out of this instrument are not binding upon any of the Directors, Officers, or shareholders of the Registrant individually but are binding only upon the assets and property of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Bethesda and the State of Maryland, on this 5th day of September 2007.

CALVERT VARIABLE SERIES, INC.

By: ____________**_________
Barbara J. Krumsiek
Director and Chairperson

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 5, 2007.
Signature	Title
__________**____________ Barbara J. Krumsiek	Director and Chairperson

__________**____________ Ronald M. Wolfsheimer	Treasurer

__________**____________ Arthur J. Pugh	Director

__________**____________ Frank H. Blatz, Jr.	Director

__________**____________ Alice Gresham	Director

__________**____________ M. Charito Kruvant	Director

__________**_____________ Cynthia H. Milligan	Director

__________**____________ William Lester	Director

**By Lancelot A. King as Attorney-in-fact on behalf of those indicated, pursuant to Power of Attorney filed herewith
   /s/ Lancelot A. King